 

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-67751

U
SECURITIES A   **11018498**   ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____
                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JOHN CARRIS INVESTMENTS LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET   12TH FLOOR

(No. and Street)

NEW YORK   NEW YORK   10005
    (City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  GEORGE CARRIS   212-431-2110
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  KBL, LLP
                               (Name - if individual, state *last, first, **middle name***)

  110 WALL STREET, 11TH FLOOR   NEW YORK   NEW YORK   10005
 (Address)   (City)   (state)   Zip Code)

CHECK ONE:
      [X] Certified Public Accountant
      [ ] Public Accountant
      [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

SEC 1410 (3-91)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I_____GEORGE CARRIS_____swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of__JOHN CARRIS INVESTMENTS LLC_____as

of__~~DECEMBER 31,~~ *Febuary 28*_____20_*10/(*____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

~~BRIAN HSU~~
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02HS6172310
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES __*7/6/11*_____

_____
Notary Public

_____
Signature

__*CEO*_____
Title

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
     Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
     consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN CARRIS INVESTMENTS, LLC
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2010

Contents



Auditors' report

To the Member of
John Carris Investments, LLC
New York, New York

We have audited the accompanying financial condition of John Carris Investments, LLC as of December 31, 2010, and the related statements of income, changes in member capital, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Carris Investments, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY

February 25, 2011

1

JOHN CARRIS INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets

Cash	$	407,017
Commission receivable		36,510
Clearing deposit		113,700
Security deposits and prepaid expenses		56,475
Furniture and equipment, net of accumulated depreciation of $5,894		32,634
Total assets	**$**	**646,336**

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	46,026
Commissions payable		92,746
Total liabilities		**138,772**

Members' equity

Member contributions, net of distributions	1,117,684
Accumulated deficit	(610,120)
Total members' equity	**507,564**
Total liabilities and members' equity	**$ 646,336**

See auditors' report and the accompanying notes to the financial statements.

JOHN CARRIS INVESTMENTS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2010

Revenue	
Commissions	$ 1,876,015
Postage	59,049
Total revenue	**1,935,064**
Operating expenses	
Salaries and wage related expenses	752,474
Clearing charges and credits	218,526
Commission	634,525
Professional fees	259,005
Travel	78,350
Rent	185,971
Insurance	81,514
Telephone	3,645
Office expenses	238,810
Regulatory fees	70,700
Depreciation	5,617
Meals and entertainment	122,488
Bank charges	3,235
Automobile expenses	11,645
Charitable contributions	2,497
Dues and subscriptions	515
Miscellaneous expenses	53,134
Total operating expenses	**2,722,651**
Loss from operations	**($ 787,587)**
Other income (expense)	
Interest income, net	2,295
Total other income (expense)	**2,295**
Net loss	**($ 785,292)**

See auditors' report and the accompanying notes to the financial statements.

JOHN CARRIS INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2010

Balance, beginning	$	175,172
Net loss		(785,292)
Member contributions, net		1,117,684
Balance, ending	**$**	**507,564**

See auditors' report and the accompanying notes to the financial statements.

JOHN CARRIS INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2010

Cash flows from operating activities

Net loss	($ 785,292)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	5,617
Changes in operating assets and liabilities	
Increase in commission receivable	(35,554)
Decrease in clearing deposit	6,300
Increase in security deposit and prepaid expenses	(10,675)
Increase in accounts payable and accrued expenses	26,187
Increase in commissions payable	92,746

Net cash used in operating activities	**(700,671)**

Cash flows from investing activities

Acquisition of fixed assets	(32,216)
Net cash used in investing activities	**(32,216)**

Cash flows from financing activities

Member contributions, net	1,117,684
Net cash provided by financing activities	**1,117,684**

Increase in cash and cash and cash equivalents	**384,797**
Cash and cash equivalents, beginning of year	22,220
Cash and cash equivalents, end of year	**$ 407,017**

Supplementary disclosures of cash flow information

Cash paid during the year for:	
Income taxes	$ 0
Interest expense	23

See auditors' report and the accompanying notes to the financial statements.

5

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

John Carris Investments, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated on February 2, 2006 as Archey & Co., LLC as a limited liability company in the State of Oklahoma. On May 13, 2009, the Company formerly amended their certificate to change their name to John Carris Investments, LLC.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

Description	Estimated useful life
Furniture, automobile and equipment	5 years

Income taxes

The Company is a single-member limited liability company and for tax purposes is treated as a sole proprietorship. All net earnings generated are passed through to the individual member and taxed at the respective tax rates.

Investments

Investments are carried at fair market value, with unrealized gains and losses reported in a separate component of other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings.

See auditors' report.

6

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Comprehensive income reporting

The Company adopted ASC 220-10, "Reporting Comprehensive Income," (formerly SFAS No. 130). ASC 220-10 requires the reporting of comprehensive income in addition to net income from operations.

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income.

NOTE 2 – CLEARING DEPOSIT

As of December 31, 2010, the Company has a $113,700 deposit with Legent Clearing, LLC pursuant to the Fully Disclosed Clearing Agreement.

NOTE 3 – OPERATING LEASE

The Company leases its facilities in New York under lease agreements expiring December 31, 2011. Future minimum lease payments are as follows:

December 31, 2011 $ 210,000

Net capital
   Total equity capital $ 507,564
   Liabilities subordinated to claims of general creditors allowable in
     computation of net capital
   Non-allowable assets 89,109

Net capital before haircuts and undue concentration on securities
  positions **418,455**
Haircuts and undue concentration on securities positions 0

                                     $ **418,455**

Aggregate indebtedness
   Items included in the statement of financial condition
     Accounts payable and accrued expenses $ 138,772
     Less: short positions payable (0)

                                       $ **138,772**

Ratio: aggregate indebtedness to net capital .33 to 1

Computation of basic net capital requirement
   Minimum net capital required based on 6 2/3%
     of aggregate indebtedness $ 9,251

Computation of basis net capital requirement
   Minimum net capital required $ 100,000

Excess net capital $ 318,455

**Reconciliation of December 31, 2010 audited computation of net capital and
Company's unaudited December 31, 2010 Part IIA filing.**

Unaudited December 31, 2010 net capital per December 31, 2010 Part IIA
  filing $ 418,455
Audit adjustments (0)

Net capital $ **418,455**

See auditors' report and the accompanying notes to the financial statements.

JOHN CARRIS INVESTMENTS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2010

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See auditors' report and the accompanying notes to the financial statements.

JOHN CARRIS INVESTMENTS, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2010

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See auditors' report and the accompanying notes to the financial statements.



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control

To the Member of
John Carris Investments, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of John Carris Investments, LLC (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY

February 25, 2011

JOHN CARRIS INVESTMENTS, LLC
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2010



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Member
John Carris Investments, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of John Carris Investments, LLC for the year ended December 31, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2010 to December 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to herein. In connection with the procedures referred to herein, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to herein and does not extend to any financial statements of John Carris Investments, LLC taken as a whole.

KBL, LLP

KBL, LLP
New York, NY

February 25, 2011

14

JOHN CARRIS INVESTMENTS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2010
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment $ 4,466

Less Payments Made:

    Date Paid   Amount

      7/30/10 $ 1,315

                                                                                   1,315

Interest on late payment(s)

Total Assessment Balance and Interest Due $ 3,151

Payment made with Form SIPC 7 $ 3,151

See auditors' report and the accompanying notes to the financial statements.

JOHN CARRIS INVESTMENTS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2010

Total revenue	$ 1,822,689

Additions:

Net loss from principal transactions in securities in trading accounts	112,375
Interest and dividends	23
Total additions	$ 112,398

Deductions:

Commissions, floor brokerage and clearance paid to other SIPC members	106,151
Legal fees incurred in connection with other revenue	42,396
Other	--
Total deductions	$ 148,547

SIPC NET OPERATING REVENUES	$ 1,786,540
GENERAL ASSESSMENT @ .0025	$ 4,466

See auditors' report and the accompanying notes to the financial statements.

16